                                                              Page 1 of 10 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Frisby Technologies, Inc.
                           -------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title and Class of Securities)


                                    358743102
                                    ---------
                                 (CUSIP Number)


                                 Severine Canova
                                Citco Luxembourg
                           9, rue Schieller, Box 1581
                                L-1015 Luxembourg
                               Tel: +352 47 23 73
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 4, 2002
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                 ------------------------
 CUSIP No. 358743102                  13D                    Page 2 of 10 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Valcor Corporate International S.A.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO (see Item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
--------------------------------------------------------------------------------

                                7        SOLE VOTING POWER

                                         1,516,327 shares (see Item 5)
        NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY
        OWNED BY                8        SHARED VOTING POWER
          EACH
        REPORTING                        None
       PERSON WITH
                          ------------------------------------------------------

                                9        SOLE DISPOSITIVE POWER

                                         1,516,327 shares (see Item 5)
                          ------------------------------------------------------

                               10        SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,516,327 shares (see Item 5)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.0% (see Item 5)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

-----------------------                                 ------------------------
 CUSIP No. 358743102                  13D                    Page 3 of 10 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Gianluigi Facchini
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [_]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO (see Item 3)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEM 2(d) or 2(e)                                   [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Italy
--------------------------------------------------------------------------------

                                7        SOLE VOTING POWER

                                         None (see Item 5)
                          ------------------------------------------------------
        NUMBER OF
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         None
          EACH            ------------------------------------------------------
        REPORTING
       PERSON WITH              9        SOLE DISPOSITIVE POWER

                                         None (see Item 5)
                          ------------------------------------------------------

                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None (see Item 5)
--------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None (see Item 5)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock of Frisby Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 3195 Centre Park Boulevard, Winston-Salem, North Carolina 27107.

Item 2.  Identity and Background.

         This Statement is filed by Valcor Corporate International S.A., a Luxemburg societe anonyme ("Valcor International"), with registered office in 25
A. Boulevard Royal, L-2449 Luxembourg.

         Valcor International is an holding company that holds several equity interests in other companies active in the fashion business (namely in haute-couture and high end ready-to-wear, casualwear and luxury textiles).

         Valcor International is controlled through a 100% participation by Mr. Gianluigi Facchini, Italian citizen, domiciled in 51, Foro Buonaparte, 20121 Milan, Italy.

         Set forth in Schedule 1 attached hereto and incorporated herein by reference are the names, principal occupation and citizenship of Mr. Facchini and each executive officer and director of Valcor International. The business address of each of these individuals is the same as the filing party for which they are listed.

         During the last five years, neither Valcor International nor Mr. Facchini, or, to the best of their respective knowledge, any executive officer or director of Valcor International, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         The filing of this Schedule 13D is not an admission that any filing party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any Company shares other than those Company common shares over which the filing party has voting and dispositive power as reported herein. The filing of this Schedule 13D is not an admission or indication that any filing party has any interest in any securities held by any other person or persons other than securities held for their own account. The filing of this Schedule 13D is not an admission or indication of the existence of a "group" among any or all of the filing parties or among any or all of the filing parties and any or all of the other persons named as an officer, director, partner or other affiliate of any filing party, in each case within the meaning of Section 13(d)(3) of the Act. Finally, each filing party expressly disclaims responsibility to update this Schedule 13D on behalf of any other filing parties. Each filing party makes the statements contained herein only as to itself and has no responsibility for the accuracy or completeness of any statement made by any other filing parties.

                              (Page 4 of 10 Pages)

Item 3.  Source and Amount of Funds or Other Consideration.

         Valcor International acquired the shares to which this statement relates as a result of a purchase in a private transaction of 1,516,327 shares (the "Shares") of common stock in the Company purchased from Musi Investments S.A. ("Musi"). Musi in turn acquired the Shares from Finpart International S.A. ("Finpart International"). The purchase price for the Shares was $3,639,185, and was paid by delivery of a promissory note in favor of Musi payable in full on June 30, 2003.

         Valcor International beneficially owns 1,516,327 of the Company common shares, or 17.0% of the total number of outstanding Company common shares.

Item 4.  Purpose of the Transaction.

         Valcor International holds the shares to which this Schedule 13D Statement relates for investment purposes only. Valcor International will review from time to time various factors relevant to its investment, including trading prices for Company common shares and conditions in the capital markets generally, developments in the Company's business, financial condition, results of operations and prospects, Valcor International's capital resources and other factors, and, based thereon, may pursue the possible acquisition of additional Company common shares in privately negotiated transactions, market purchases or otherwise, as well as one or more transactions relating to the Company, including a merger, consolidation or other form of business combination transaction. There can be no assurance that Valcor International will seek to propose or effect a transaction of a type referred to in this paragraph or, if so, as to the timing or terms thereof.

         Except as described above, as of the date of this Statement, Valcor International has no present plans or proposals of a type requiring disclosure under Item 4(b) of Schedule 13D. Valcor International reserves the right, however, to take such actions as it may determine to be appropriate in the future, including sales of Company common shares.

Item 5.  Interest in Securities of the Issuer.

         (a)  Aggregate number of Company common shares outstanding:             8,896,778
              Number of Company common shares owned by Valcor International:     1,516,327
              Percent beneficially owned by Valcor International:                     17.0%

         (b) Valcor International has sole power to vote and dispose of the 1,516,327 Company common shares to which this Statement relates.

         (c)  Not applicable.

         (d)  Not applicable.

         (e) Finpart International sold the shares to which this Statement relates in a private transaction on December 4, 2002 with an effective date as of October 30, 2002.

                              (Page 5 of 10 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Valcor International is an assignee of Finpart International's right, title and interest in and to the Third Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of November 19, 2001, by and among the Company, Finpart International, Jeffry D. Frisby, Gregory S. Frisby, and Musi. The Stockholders Agreement sets out provisions regarding the transfer of the securities, purchases of additional securities, and voting rights. A copy of the Stockholders Agreement providing these rights is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement dated as of December 3, 2002 by and among the Reporting Persons.
2. Third Amended and Restated Stockholders Agreement, dated as of November 19, 2001 (incorporated by reference to Exhibit 2 to the Schedule 13D filed with respect to the Company by Finpart International on December 3, 2001).

                              (Page 6 of 10 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Valcor Corporate International S.A.

December  4, 2002

                                             VALCOR CORPORATE INTERNATIONAL S.A.


                                             By: /s/ Gianluigi Facchini
                                                --------------------------------
                                                Name: Gianluigi Facchini
                                                Title: Managing Director


                                             Gianluigi Facchini

                                             By: /s/ Gianluigi Facchini
                                                --------------------------------




                              (Page 7 of 10 Pages)

                                                                      Schedule 1
                                                                      ----------
Item 2:  Identity and Background

         The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Valcor Corporate International S.A.

Name                                  Citizenship                Present Principal Occupation or Employment
----                                  -----------                ------------------------------------------
Gianluigi Facchini                    Italy                      Managing Director

Valcor Corporate International S.A.
-----------------------------------

Severine Canova                       France                     Director
Tim Van Dyck                          The Netherlands            Director
Luxembourg Corporation Company SA     Luxemburg                  Director
Interman Service Ltd                  British Virgin Islands     Director





                              (Page 8 of 10 Pages)

                                  EXHIBIT INDEX

No.      Description
---      -----------

1. Joint Filing Agreement dated as of December 3, 2002 by and among the Reporting Persons.
2.       Third Amended and Restated Stockholders Agreement, dated as of
         November 19, 2001 (incorporated by reference to Exhibit 2 to the
         Schedule 13D filed with respect to the Company by Finpart International on December 3, 2001).

                              (Page 9 of 10 Pages)